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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*



                              Biovail Corporation
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)



                                   09067K106
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                                 (CUSIP Number)



                                 Eugene Melnyk
                              Biovail Corporation
                               2488 Dunwin Drive
                          Mississauga, Ontario L5L1J9
                                     Canada
                                (416) 285-6000)
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                  May 8, 2002
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

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CUSIP NO. 09067K106
          ---------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Eugene Melnyk
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   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)  [ ]
          (b)  [ ]
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   3.     SEC USE ONLY

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   4.     SOURCE OF FUNDS

               PF
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                         [ ]
               N/A
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   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
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                        7.     SOLE VOTING POWER
                                 27,674,020
  NUMBER OF           --------------------------------------------------------
  SHARES                8.     SHARED VOTING POWER
  BENEFICIALLY                   164,996
  OWNED BY            --------------------------------------------------------
  EACH                  9.     SOLE DISPOSITIVE POWER
  REPORTING                      27,674,020
  PERSON WITH         --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                                 164,996
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  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              27,839,016
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  12.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
              N/A
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.6%
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  14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
 -----------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.


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     This Amendment No. 10 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002 and Amendment No.9 thereto relating to the event date of February 1, 2002 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation (the "Company"). Except as amended by this Amendment No. 10, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1. SECURITY AND ISSUER.

        This amendment relates to the Common Stock of the Company.

ITEM 2. IDENTITY AND BACKGROUND.

     This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Schedule A for a description of Mr. Melnyk's acquisitions of Common Stock during the past 60 days.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Melnyk's acquisition of the securities of the Company was for the purpose of investment. However, the Mr. Melnyk retains his right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

     Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D. However, in addition to the rights reserved above, the Mr. Melnyk retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of May 8, 2002, Mr. Melnyk may be deemed to be the beneficial owner of 27,839,016 shares of Common Stock (including 24,946,220 shares that are owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 156,496 shares held by Laura Melnyk (Mr. Melnyk's wife), 2,615,200 shares which are subject to options exercisable within 60 days held by Mr. Melnyk, 17,500 shares which are the subject of warrants exercisable within 60 days held by Mr. Melnyk and 8,500 shares which are the subject of warrants exercisable within 60 days held by Laura Melnyk), which constitute in the aggregate 18.6% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options to purchase 453,400 shares of Common Stock which are not exercisable within 60 days of the date of this amendment.

     Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

     (b) Except as set forth in the next sentence, Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him. Mr. Melnyk shares with Laura Melnyk (his wife) the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially held by her.

     (c) See Schedule A for a description of Mr. Melnyk's transactions in Common Stock during the past 60 days.

     (d) Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 2002

                                                  /s/ Eugene Melnyk
                                                  ---------------------
                                                      Eugene Melnyk



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                                   Schedule A
                                   ----------

               Acquisitions of Common Stock in the last 60 days*

                 Date         Price Per Share ($)      Number of Shares (#)

            May 8, 2002             33.95                    100,000









* Except as otherwise noted, each transaction represents an open market purchase by Mr. Melnyk using personal funds.



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